Linda van Doorn
Jorge Bonilla
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   China Recycling Energy Corporation, File No. 000-12536
         Form 10-KSB for the year ended December 31,2006
         Forms 10-QSB for the quarters ended March 31,2007 and June 30,2007

Date: December 14, 2007

Dear Ladies and Gentlemen,

On behalf of our client China Recycling Energy Corporation (the "Company"), in connection with the above referenced reports, we are hereby providing you the following responses to the comments in your letter dated October 03, 2007:

Form 10-KSB
Management's Discussion and Analysis
Critical Accounting Policies, page 12

1. Comment: In future filings, please revise the MD&A to address the role significant accounting policies and estimates have in understanding the company's results. Provide a comprehensive discussion of your critical accounting policies, including the judgments and uncertainties affecting the application of those policies and the likelihood that materially different amounts would be reported under different conditions or using different but reasonably plausible assumptions. Refer to FR- 60.

Response: Your comment is noted and will be incorporated in the future filings

Financial Statements

Note 3 - Summary of Significant Accounting Policies

Foreign Currencies Translation, page 7.

2. Comment: The note indicates that the functional currency of the Company is the U.S. dollar. Please reconcile this assertion with the disclosure in note 17(a) on page 19 that "...100% of the Company's assets were located in the PRC and 100% of the Company's revenues and purchases were derived from customers located in the PRC", and with your disclosure in your 2005 Form 10-KSB. Explain to us how you considered paragraphs 5-10 of SFAS 52 in determining your functional currency. Also, tell us your accounting policy for foreign currency transaction gains or losses.

Response: The accounting policy on foreign currencies translation stated in the financial statements contributed the same meaning as below:

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statement of operations.

The functional and reporting currency of the Company is the United States dollars ("U.S. dollars"). The accompanying consolidated financial statements have been expressed in U.S. dollars. In addition, the Company's operating subsidiary in the PRC, TCH maintains its books and records in its local currency, the Renminbi Yuan ("RMB"), which is functional currency as being the primary currency of the economic environment in which its operations are conducted.

Assets and liabilities of its subsidiary whose functional currency is not the U.S. dollars are translated into US dollars, in accordance with SFAS No 52, "Foreign Currency Translation", using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary is recorded as a separate component of accumulated other comprehensive income within the statement of stockholders' equity.

Note 4 -Impairment Write Down Recognized As A Result Of Strategic Review of Certain Operations, page 9

3. Comment: We noted that you charged additional paid-in capital for the impairment relating to property and equipment and deposit for business acquisition. Please explain to us your basis in GAAP for this treatment.

Response: The $7,114,047 was transferred from the retained earnings to the additional paid-in capital and then the impairment is written-off against this $7,114,047 in the additional paid-in capital. So effectively the impairment was written off against the retained earnings.

The ground that the impairment was written off against the retained earnings is according to Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies". According to paragraph 15 of this standard, an enterprise can have a portion of retained earnings as appropriated for loss contingencies. The impairment to the property and equipment and the deposit for business acquisition were understood as loss contingencies as a result of the Company's plan to stop the mobile phone and advertising business and the uncertainty in the collectibility of the deposit for business acquisition.

Note 7 Property and Equipment, Net, page 10

4. Comment: It appears from the disclosure in the last paragraph of note 7 that the assets that have been written down are pledged as security for Sifang's line of credit. Please clarify to us whether you guarantee this line of credit.

Response: There was no corporate guarantee provided by the Company or its subsidiaries to Sifang Information Technology Co. as alternative security to the property.

Exhibit 3 1.1 and 3 1.2 - Certifications

5. Comment: We noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) included in the 10-KSB and Forms 10-QSB also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certification in a personal capacity. Also, confirm that in future filings you will revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title.

Response: The Company confirms that the officers signed such certification in a personal capacity and also confirm that in future filings the Company will revise the identification of the certifying individual at the beginning of the certificate so as not to include the individual's title.

Forms 10-OSB for the quarters ended March 31, 2007 and June 30, 2007

Financial Statements

Condensed Consolidated Balance Sheet

6. Comment: Please explain to us the transactions that gave rise to the amount reported as "Due from a third party", the nature of the considerations exchanged and your basis in GAAP for your accounting.

Response: The amount due from a third party, Shanghai Sifang Information Technology Co. ("Sifang Information"), a Shanghai-based privately owned enterprise established under the laws of the PRC, is unsecured, non-interest bearing and repayable in the next twelve months.

During 2006, Sifang Information was considered as a related party whereas its shareholders were related through common ownership with the major shareholders of the Company. On January 24, 2007, these shareholders of Sifang Information disposed of their ownership in the Company. Hence, Sifang Information became a non-related party as of March 31, 2007 and June 30, 2007.

The nature of the transactions were trade related and relating to the mobile phone distribution business and they were recorded at cost.

Note 2 - Organization and Business Background, page 9

7. Comment: We note that under the Joint-Operation Agreement with Yingfeng, TCH provides various forms of investments and properties into the Project and in return TCH becomes entitled to all the rights, benefits and interests that Yingfeng originally had under the Project Contract, including but not limited to the cash payment made by Xingtai on a regular basis and other property rights and interests. We also note your funding commitment related to a TRT System project disclosed in note 14 on page 16. Please explain to us how you considered the guidance in FIN 46R with respect to your rights and obligations referenced above and your relationship with Yingfeng.

Response: The Company's subsidiary, Shanghai TCH Data Technology Co., Ltd. ("TCH") and Xi'an Yingfeng Science and Technology Co., Ltd. ("Yingfeng") are two independent legal entity registered in the PRC. TCH and Yingfeng have no common control and managed by two different management teams. Under the Joint-Operation Agreement, TCH is entitled to all the rights, interest, risks and expected returns or losses of the TRT system. On the other hand, Yingfeng is contracted for the provision of maintenance service to the TRT system and in return received a monthly maintenance fee. Under the above circumstances, Yingfeng is not considered as a variable interest entity of TCH under FIN 46R.

Note 3 - Summary of Significant account in Policies

Revenue Recognition, page 11

8. Comment: The notes suggests that your basis for accounting your lease with Xingtai as direct financing lease is that the lease transfers substantially all benefits and risks of TRT system ownership to Xintai. Please specifically explain to us how this lease meets the criteria in paragraph 6.b.ii. of SFAS 13.

Response: The lease between Xingtai Iron and Steel Company Ltd. ("Xingtai") and TCH is classified as direct financing lease as:

a)     the lease did not involve a long-term creditor and hence it is not classified as leveraged lease under paragraph 42 of SFAS 13;

b)     the lease transfers all benefits and risks of the TRT system ownership to the lessee, Xingtai, by the end of a five-year lease term under paragraph 7.a. of SFAS 13;

c)     the collectibility of the minimum lease payments is reasonably predictable under paragraph 8.a. of SFAS 13 as the management of TCH predicted to collect the lease payments in December 2007; and

d)     there is no important uncertainties surround the amount of unreimbursable costs yet to be incurred by TCH under the lease under paragraph 8.b. of SFAS 13.

Please also find attached in Exhibit a statement made by the Company in connection with responding to your comments. The attached statement acknowledges that:

(1) the company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at telephone: (212) 219-7783 or fax: (212) 219-3604

Very truly yours,

/s/ Bernard & Yam, LLP
Bernard & Yam, LLP

401 Broadway Suite 1708
New York, NY 10013